   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 16, 2000
                                                             FILE NO. 005-51421

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------

                                  SCHEDULE TO


                               (AMENDMENT NO. 3)


           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  -----------

                          JLK DIRECT DISTRIBUTION INC.
                           (Name of Subject Company)

                                  -----------

                          JLK DIRECT DISTRIBUTION INC.
                                KENNAMETAL INC.
                        PEGASUS ACQUISITION CORPORATION
                     (Names of Filing Persons -- Offerors)

                                  -----------

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  -----------

                                   46621C105
                     (CUSIP Number of Class of Securities)

                                  -----------

    Please send all correspondence to:               With a Copy to:

         KEVIN G. NOWE, SECRETARY                  LEWIS U. DAVIS, JR.
       JLK DIRECT DISTRIBUTION INC.                 BUCHANAN INGERSOLL
           1600 TECHNOLOGY WAY                   PROFESSIONAL CORPORATION
               P.O. BOX 231                         ONE OXFORD CENTRE
                 LATROBE                             301 GRANT STREET
               PENNSYLVANIA                             PITTSBURGH
                15650-0231                             PENNSYLVANIA
              (724) 539-5000                            15219-1410
                                                     (412) 562-8880

                  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   -----------

                            CALCULATION OF FILING FEE

------------------------------------------------------- -----------------------------------------------------
              Transaction Valuation (1)                               Amount of Filing Fee (2)(3)
------------------------------------------------------- -----------------------------------------------------
                    $38,836,088                                                 $7,768
------------------------------------------------------- -----------------------------------------------------

(1) Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of Class A Common Stock (the "Shares") of JLK Direct Distribution Inc. ("JLK") at the tender offer price of $8.75 per Share. As of October 2, 2000, there were (1) 4,288,410 Shares issued and outstanding and (2) unexercised options to acquire 150,000 Shares with an exercise price of less than $8.75 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 4,288,410 Shares outstanding and 150,000 Shares subject to options to purchase Shares with an exercise price of less than $8.75 per Share, and (2) $8.75 per Share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent (1%) of the value of the transaction.

(3) Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 7,768
Filing Party: JLK Direct Distribution Inc., Kennametal Inc., and
              Pegasus Acquisition Corporation.
Form or Registration No.: Schedule TO
Date Filed: October 3, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by JLK Direct Distribution Inc., a Pennsylvania corporation ("JLK"), Kennametal Inc., a Pennsylvania corporation ("Kennametal), and Pegasus Acquisition Corporation, a Pennsylvania corporation ("Pegasus"), on October 3, 2000, as amended, relating to the tender offer by JLK to purchase all of the outstanding shares of its Class A common stock, par value $0.01 per share, tendered pursuant to the tender offer at a purchase price of $8.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2000, as amended and supplemented by the Press Release dated November 1, 2000 and the Supplement to the Offer to Purchase dated November 7, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

         The Offer expired at 12:00 midnight, Eastern time, on November 15, 2000. An aggregate of 4,141,603 shares (including 15,925 shares subject to guarantees of delivery) were properly tendered and not withdrawn prior to the expiration of the tender offer. After giving effect to the purchase of the shares tendered, Kennametal beneficially owns approximately 99.4% of the outstanding shares of JLK's common stock.


ITEM 12. EXHIBITS.

         Item 12 is hereby supplemented and amended by adding the following:


(a)(13)  Press Release, dated November 16, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 16, 2000


                                       JLK DIRECT DISTRIBUTION INC.


                                       By: /s/ S. B. Duzy, Jr.
                                          --------------------------------------

                                       Name: S. B. Duzy, Jr.
                                            ------------------------------------

                                       Title: Acting Chief Operating Officer
                                             -----------------------------------


                                       KENNAMETAL INC.


                                       By: /s/ David T. Cofer
                                          --------------------------------------

                                       Name: David T. Cofer
                                            ------------------------------------

                                       Title: Vice President
                                             -----------------------------------


                                       PEGASUS ACQUISITION CORPORATION


                                       By: /s/ David T. Cofer
                                          --------------------------------------

                                       Name: David T. Cofer
                                            ------------------------------------

                                       Title: Secretary
                                             -----------------------------------

                                  EXHIBIT INDEX


(a)(13)  Press Release, dated November 16, 2000.